UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
_______________________

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

☒           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007.

☐           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from  ___________  to  ___________ .

Commission File Number 1-34020

A.      Full title of the plan and address of the plan, if different from that of the issuer named below:

MICREL, INC. 401(k) PLAN

B.      Name of issuer of the securities held pursuant to the plan and the address of its principle executive office:

MICREL, INCORPORATED
2180 Fortune Drive
San Jose, CA 95131

MICREL, INC. 401(k) PLAN
TABLE OF CONTENTS

Page
Financial Statements and Schedule
Report of Independent Registered Public Accounting Firm As of and for the Year Ended December 31, 2007	3
Report of Independent Registered Public Accounting Firm As of December 31, 2006	4
Statements of Net Assets Available for Benefits	5
Statement of Changes in Net Assets Available for Benefits	6
Notes to Financial Statements	7-13
Supplemental Schedule
Schedule H, Line 4i - Schedule of Assets (Held At End of Year)	14
Signatures	15
Exhibits	16
Exhibit 23.1 - Independent Registered Public Accounting Firm Consent Exhibit 23.2 - Independent Registered Public Accounting Firm Consent

Report of Independent Registered Public Accounting Firm

To the Administrative Committee of the
Micrel, Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Micrel, Inc. 401(k) Plan (the “Plan”) as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financials statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Burr, Pilger & Mayer LLP

BURR, PILGER & MAYER LLP
San Jose, California
June 25, 2008

Report of Independent Registered Public Accounting Firm
To the Administrative Committee
Micrel, Inc. 401(k) Plan
San Jose, California

We have audited the accompanying statement of net assets available for benefits of Micrel, Inc. 401(k) Plan as of December 31, 2006.  This financial statement is the responsibility of the Plan's management.  Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the net assets available for benefits of the Micrel, Inc. 401(k) Plan as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

ARMANINO McKENNA  LLP

San Ramon, California
June 26, 2007

MICREL, INC. 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2007 and 2006

	2007	2006

ASSETS
Investments at fair value:
Cash	$51,045	$6,104
Registered investment companies	41,965,888	38,230,676
Money market funds	789,764	601,380
Employer common stock	402,921	623,795
Guaranteed investment contract	4,411,007	3,858,588
Participant loans	1,235,981	1,166,883
Total investments at fair value	48,856,606	44,487,426

Receivables:
Participant contributions	1,688	-
Employer contribution	750,271	710,000
Total receivables	751,959	710,000

Total assets	49,608,565	45,197,426

LIABILITIES
Accrued liabilities	19,865	102,926

Net assets at fair value	49,588,700	45,094,500

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(46,022)	11,894

Net assets available for benefits	$49,542,678	$45,106,394

The accompanying notes are an integral part of these financial statements.

MICREL, INC. 401(k) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
for the year ended December 31, 2007

Additions:
Additions to net assets attributed to
Investment income:
Net increase in fair value of
investments	$2,617,035
Interest and dividend income	141,560
Total investment income	2,758,595

Contributions:
Participants'	4,315,228
Employer	764,956
Rollovers	313,164
Total contributions	5,393,348

Total additions	8,151,943

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	3,618,395
Administrative expenses	97,264
Total deductions	3,715,659

Net increase in net assets	4,436,284

Net assets available for benefits:
Beginning of year	45,106,394

End of year	$49,542,678

The accompanying notes are an integral part of these finanical statements.

MICREL, INC. 401(k) Plan
Notes to Financial Statements
_________________________

1.	Description of the Plan

The following description of the Micrel, Inc. 401(k) Plan (the "Plan") provides only general information.  Participants should refer to the Plan agreement and summary plan description for a more complete description of the Plan's provisions.

General

The Plan, a defined contribution plan sponsored by Micrel, Inc. (the "Company" or "Employer"), intended to qualify under Section 401(a) and related provisions of the Internal Revenue Code, was established effective January 1, 1980.  The Plan is designed to provide participants with a means to defer a portion of their compensation for retirement.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Plan Administration

The Company is the administrator of the Plan and, as such, carries out the duties imposed by ERISA.  The Company has delegated certain responsibilities for the operation and administration of the Plan.  Custodianship of investment assets and execution of investment transactions is provided by The Charles Schwab Trust Company ("Schwab").  Recordkeeping services are provided by The Standard.

Certain administrative fees of the Plan, including audit fees, were paid directly by the Company for the year ended December 31, 2007.

Eligibility

All non-excluded employees, as defined by the Plan, become eligible to participate in the Plan on the first day of the month following their employment commencement date.  Participants of the Plan who have more than six months of service, as defined, are eligible to receive discretionary contributions from the Company based on the provisions of the Plan.  Participants should refer to the Plan document for further detail on the Plan's eligibility provisions.

Contributions

Annually, participants may elect to make salary deferral contributions up to 100% of their pretax eligible compensation, as defined in the Plan, subject to certain IRS limitations.  A participant may also contribute cash to the Plan in the form of a "rollover contribution" from another qualified employer-sponsored retirement plan.  Employer contributions may be contributed at the discretion of the Company's board of directors and are invested in a portfolio of investments as directed by the Company.

MICREL, INC. 401(k) Plan
Notes to Financial Statements
_________________________

1.	Description of the Plan, continued

Participants direct the investment of their contributions into various investment options offered by the Plan.  The Plan currently offers a guaranteed investment contract, money market funds, registered investment companies (i.e., mutual funds), and employer common stock as investment options for participants.

Participant Accounts

Each participant's account is credited with the participant's contribution and earnings thereon and an allocation of (a) the Company's contribution and earnings thereon, and charged with an allocation of administrative expenses, and (b) forfeitures of terminated participants' non-vested accounts.  Allocations are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon.  Vesting in the Company discretionary contributions portion of their accounts plus actual earnings thereon is based on years of continuous service as defined by the Plan.  A participant is 100% vested after 6 years of credited service.

Payment of Benefits

Distributions and withdrawals are payable upon retirement, termination, financial hardship, disability, or death.  If a participant's account balance is equal to or less than $1,000, the balance is distributed immediately in a lump-sum cash payment unless a direct rollover into another qualified benefit plan is requested.  If the account balance is over $1,000, the participant can consent to either a distribution paid in the form of a lump-sum cash payment, a direct rollover into another qualified plan or may postpone payment to a later date and remain in the Plan as described in the Plan documents.

Participant Loans

Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence.  The loans are secured by the remaining balance in the participant's account and bear interest at rates that range from 6% to 11%, which are commensurate with local prevailing rates as determined by the Plan administrator.  Principal and interest is paid ratably through monthly payroll deductions.

MICREL, INC. 401(k) Plan
Notes to Financial Statements
_________________________

1.	Description of the Plan, continued

Forfeitures

Forfeitures shall be allocated to all participants eligible to share in the allocations in the same proportion that each participant's compensation for the year bears to the compensation of all participants for such year.  These accounts will be used to reduce future employer contributions and/or administrative expenses.  At December 31, 2007 and 2006, there were $73,395 and $21,435 in forfeited nonvested accounts, respectively.  There were $22,369 in forfeitures applied during the Plan year ended December 31, 2007 to reduce the employer contribution.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and ERISA.  Contributions from participants are recorded when withheld from the participant. Benefit payments are recorded when paid.

Investment Valuation and Income Recognition

Shares of registered investment companies (i.e., mutual funds) are valued at quoted market prices as reported by the Custodian, which represent the net asset value of shares held by the Plan at year-end.  Common stocks are valued at quoted market prices as reported by the Custodian.  Participant loans are valued at cost, which approximates fair value.  The guaranteed investment contract is reported at fair value, as reported to the Plan by Metropolitan Life Insurance Company ("MetLife") (see Note 3).  Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on the accrual basis.  Dividends are recorded on the ex-dividend date.

Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits. Investment fees, which may vary according to the individual funds selected, are paid out of the assets of the Plan.  Participants should refer to the prospectuses of the individual investment funds for further details on individual investment fees.

MICREL, INC. 401(k) Plan
Notes to Financial Statements
_________________________

2.	Summary of Significant Accounting Policies, continued

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

           Valuation and Reporting of Investment Contracts

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the "FSP"), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contributions plan attributable to full benefit-responsive investment contracts because contact value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value.  The Statement of changes in net assets available for benefits is prepared on a contract value basis.

           Reclassifications

Certain 2006 balances were reclassified to conform to the 2007 presentation.

3.	Guaranteed Investment Contract

The Plan invests in a fully benefit-responsive guaranteed investment contract with MetLife, as an investment option to Plan participants.  Contributions to MetLife under this contract are maintained in a general account.  The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses.  Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct the withdrawal or transfer of all, or a portion, of their investment at contract value.  The fair value of this contract as of December 31, 2007 and 2006 was $4,411,007 and $3,858,588, respectively.

MetLife will guarantee principal and accrued interest, based on credited interest rates, for participant-initiated withdrawals as long as the contract remains active.  Interest is credited to the contract at interest rates that reflect the performance of the underlying portfolio.

MICREL, INC. 401(k) Plan
Notes to Financial Statements
_________________________

3.	Guaranteed Investment Contract, continued

There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The average yield and crediting interest rates for the year ended December 31, 2007 were 6.53% and 4.69%, respectively.  The average yield and crediting interest rates for the year ended December 31, 2006 were 4.56% and 4.55%, respectively. The crediting interest rate is based on an agreed-upon formula with the issuer, but may not be less than 0% percent.  Such interest rates are reviewed and reset, as applicable, on a quarterly basis.  MetLife will reset the rate by amortizing the difference between the market value of the portfolio and the guaranteed value over the weighted average duration of the Fund's investments.  Participants will receive the principal and accrued earnings credited to their accounts on withdrawal for allowed events.  These events include transfers to other Plan investment options, and payments because of retirement, termination of employment, disability, death and in-service withdrawals as permitted by the Plan.

4.	Investments

The following presents investments that represent 5% or more of the Plan's net assets at December 31:

	2007	2006
Dreyfus Midcap Index Fund	$3,750,441	$3,548,112
MetLife Stable Value Fund	$4,411,007	$3,858,588
Dreyfus S&P 500 Index Fund	$3,934,413	$3,867,424
Hotchkis & Wiley Mid-Cap Value Fund CL A	$2,410,082	$3,151,553
Royce Fund Premier Series	$3,186,968	$2,840,191
Selected American Shares	$3,262,020	$3,160,265
Columbia Intermediate Bond Fund	$2,760,114	$2,619,038
Europacific Growth Fund R4	$4,222,194	$3,456,552
Growth Fund of America R4	$2,977,109	$2,532,572
Schwab International Index Fund	$3,679,668	$2,715,227

During 2007, the Plan's investments appreciated (depreciated) in value by $2,617,035 (including gains and losses on investments bought and sold, as well as held during the year) as follows:

Registered investment companies	$2,526,821
Guaranteed investment contract	191,815
Employer common stock	(101,601)
$2,617,035

MICREL, INC. 401(k) Plan
Notes to Financial Statements
_________________________

5.	Nonparticipant-Directed Investments

Information about the net assets and significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	2007	2006
Net assets
Registered investment companies
(mutual funds)	$6,684,883	$6,013,170
Money market funds	582,050	505,780

Changes in net assets
Interest and dividends	$468,447
Realized and unrealized loss in investments	(153,277)
Contributions	742,954
Benefits paid to participants	(310,141)
	$747,983

6.	Tax Status

The Internal Revenue Service has determined and informed Company by a letter dated November 4, 2005, that the Plan was designed in accordance with applicable sections of the Internal Revenue Service Code (the "Code"). The Plan has been amended since adoption.  However, the Plan administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

7.	Party in Interest and Related Party Transactions

As allowed by the Plan, participants may elect to invest their salary deferral contributions and employer matching contributions in the Company's common stock.  Aggregate investment in the Company's common stock at December 31, 2007 and 2006 was as follows:

	Number of Shares	Fair Value
2007	47,683	$402,921
2006	57,866	$623,795

Certain Plan investments are managed by Schwab, the custodian and trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value.  Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

MICREL, INC. 401(k) Plan
Notes to Financial Statements
_________________________

8.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of plan termination, the full value of each participant's account shall become fully vested and nonforfeitable.

9.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2007 and 2006:

	2007	2006
Net assets available for benefits
per the financial statements	$49,542,678	$45,106,394
Excess contributions payable	3,476	102,926
Net assets available for benefits
per Form 5500	$49,546,154	$45,209,320

The following is a reconciliation of net increase in net assets from the financial statements to the Form 5500 for the year ended December 31, 2007:

Net increase in net assets,
per the financial statements	$4,436,284
Change in excess contributions payable	(99,450)
Net income per Form 5500	$4,336,834

10.	Subsequent Event

The Plan was amended on April 22, 2008, to provide an automatic enrollment of (3) percent, effective June 1, 2008.

MICREL, INC 401(k) PLAN
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
(PLAN NUMBER 001; EIN 94 - 2526744)
December 31, 2007
(a)	(b)	(c.	)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of Investment		Cost	Fair Value
	Participant directed:
	Metlife Stable Value Fund	Collective Investment Trust		n/a	$4,411,007
	Europacific Growth Fund R4	Mutual Fund		n/a	4,222,194
	Dreyfus S & P 500 Index Fund	Mutual Fund		n/a	3,934,413
	Dreyfus Midcap Index Fund	Mutual Fund		n/a	3,750,441
*	Schwab International Index Fund	Mutual Fund		n/a	3,679,668
	Royce Fund Premier Series	Mutual Fund		n/a	3,186,968
	Growth Fund of America R4	Mutual Fund		n/a	2,977,109
	Columbia Intermediate Bond Fund	Mutual Fund		n/a	2,760,114
	Selected American Shares	Mutual Fund		n/a	2,740,978
	Hotchkis & Wiley Mid-Cap Value Fund CL A	Mutual Fund		n/a	2,410,082
	Artisan Midcap Fund	Mutual Fund		n/a	2,104,196
	Managers Special Equity Fund	Mutual Fund		n/a	2,077,259
*	Participant Loans	Interest Rates 6% to 11%		n/a	1,235,981
	Van Kampen Growth & Income Fund CL A	Mutual Fund		n/a	837,575
	Dreyfus Bond Market Index Inv Fund	Mutual Fund		n/a	600,346
*	Micrel, Inc.	Common Stock		n/a	402,921
*	Schwab US Treasury Money Fund	Money Market, various rates		n/a	207,712
*	Cash	Cash		n/a	50,707
*	Schwab Government Money Fund	Money Market, various rates		n/a	2
					41,589,673
	Nonparticipant directed:
	Vanguard Morgan Growth Admiral Shares	Mutual Fund		978,385	1,022,335
	Dodge & Cox Stock Fund	Mutual Fund		827,829	921,846
	Vanguard F-I Secs Short-Term Federal	Mutual Fund		841,270	859,726
	Calvert Income Fund	Mutual Fund		726,357	705,697
	Buffalo Small Cap Fund	Mutual Fund		684,111	700,285
	Dodge & Cox Income Fund	Mutual Fund		708,327	695,582
*	Schwab Retirement Advantage Money Fund	Money Market, various rates		582,050	582,050
	Selected American Shares	Mutual Fund		390,626	521,042
	Vanguard 500 Index Signal Fund	Mutual Fund		436,871	519,658
	Columbia Acorn Fund	Mutual Fund		380,675	378,853
	T. Rowe Price Mid Cap Value	Mutual Fund		361,821	359,521
*	Cash	Cash		n/a	338
					7,266,933

	TOTAL INVESTMENTS:				$48,856,606

*	Party-in-interest
n/a	Cost data not required

SIGNATURES

THE PLAN, Pursuant to the requirements of the Securities Exchange Act of 1934. The Micrel, Inc. 401(k) Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MICREL, INC. 401(k) PLAN

Date: June 27, 2008                                                              By: /s/ Richard D. Crowley Jr.
_____________________________________
Richard D. Crowley Jr.
Vice President, Finance and
Chief Financial Officer

EXHIBITS
Exhibit Number	Description of Exhibit
23.1	Consent of Burr, Pilger & Mayer LLP Independent Registered Public Accounting Firm
23.2	Consent of Armanino McKenna LLP Independent Registered Public Accounting Firm